SKREEM STUDIOS, INC.
11637 Orpington Street
Orlando, Florida 32817
(407) 207-0400

August 16, 2010
VIA EDGAR
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attn: Michelle Lacko, Esq.

Re: Form RW With Respect to Withdrawal of Registration Statement on Form S-1 (File No. 333-156952)

Dear Ms. Lacko:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “ Act ”), Skreem Studios, Inc. (the “ Registrant ”) hereby respectfully requests the withdrawal of the above-referenced Registration Statement on Form S-1 (File No. 333-156952), filed with the Securities and Exchange Commission (the “ Commission ”) on January 26, 2009, as amended by Amendment No. 1 filed with the Commission on March 3, 2010, Amendment No.2 filed June 26, 2010, Amendment No. 3 filed November 12, 2010, Amendment No.4 filed November 25, 2010, and Amendment No. 5 filed April 4, 2010, together with all exhibits thereto (the “ Registration Statement ”).

The Company submits this request for withdrawal as it does not intend to pursue the contemplated public offering at this time. The Company confirms that no securities have been distributed, issued or sold pursuant to the Registration Statement or the prospectus contained therein. The Company also acknowledges that no refund will be made for fees paid to the Commission in connection with filing of the Registration Statement. However, the Company requests, in accordance with Rule 457(p) under the Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account to be offset against the filing fee for any future registration statement or registration statements.

Your assistance in this matter is greatly appreciated. If you have any questions or require further information or documentation regarding the foregoing, please do not hesitate to contact the undersigned at (407) 207-0400 or Matthew C. Maza, Esq. of Cident Law Group LLP, counsel to the Registrant, at (206) 923-9022.

Very truly yours,

Skreem Studios, Inc.

/s/ Charles Camorata
Name: Charles Camorata
Title: President